Exhibit 5

Third Quarter 2008

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of results for first three quarters	For the nine months ended September 30, 2008, net income totaled $2,662 million, up $379 million compared to the same period of 2007. The increase was mainly the result of a $510-million rise in net electricity exports by Hydro-Québec Production.

Third quarter	Net income totaled $491 million in the third quarter of 2008, an increase of $274 million over 2007 mainly due to growth of $396 million in net electricity exports by Hydro-Québec Production.

Consolidated results for first three quarters	For the nine months ended September 30, 2008, revenue rose $431 million to $9,545 million. Revenue from electricity sales was up $446 million to $9,278 million, with the Québec market accounting for $7,645 million of this amount, an increase of $102 million over 2007. Sales outside Québec totaled $1,633 million, an increase of $344 million.

The $102-million increase attributable to the Québec market was chiefly a result of sales recorded on February 29, since 2008 is a leap year, as well as rate adjustments that went into effect on April 1, 2007 and 2008. These factors were mitigated by the effect of milder temperatures in 2008 than in 2007.

On markets outside Québec, the $344-million increase was mainly due to growth in exports by Hydro-Québec Production.

Total expenditure was $5,201 million, or $198 million more than in 2007. The difference stems mainly from a $246-million increase in amortization expense for regulatory assets and liabilities arising from variances in electricity procurement and transmission costs; this expense was recognized in accordance with the conditions established by the Régie de l'énergie. On the other hand, electricity purchases made by Hydro-Québec Distribution in excess of the heritage pool were down $179 million. Capital tax decreased by $49 million in 2008, primarily because of a lower rate of taxation, while the water-power royalties levied on Hydro-Québec Production totaled $411 million as at September 30, 2008, versus $200 million in 2007.

Financial expenses were $1,808 million, compared to $1,849 million in 2007.

Third Quarter 2008 – page 2

Segmented results for first three quarters	Generation

Hydro-Québec Production posted net income of $1,792 million, compared to $1,579 million in the same period of 2007, a year-over-year increase of $213 million. Net electricity exports were up $510 million, while net revenue from special contracts with large industrial customers in Québec was down $66 million, mainly because of the appreciation of the Canadian dollar. It should also be noted that capital tax decreased by $28 million, while water-power royalties were $411 million in 2008 versus $200 million in 2007.

Transmission

Hydro-Québec TransÉnergie's net income amounted to $408 million for the first three quarters of 2008, up $27 million from $381 million in 2007. This difference is primarily attributable to a $24-million increase in revenue from point-to-point transmission services, partially offset by an $8-million decrease in revenue from native load transmission services. Capital tax decreased by $12 million.

Distribution

Hydro-Québec Distribution recorded net income of $333 million, up $46 million from $287 million in 2007.

A $112-million increase in revenue from electricity sales, a $128-million reduction in net purchases of electricity in excess of the heritage pool and in transmission costs, and a $9-million reduction in capital tax were offset by a $259-million increase in amortization expense for regulatory assets and liabilities arising mainly from variances in electricity procurement and transmission costs; this expense was recognized in accordance with the conditions established by the Régie de l'énergie.

An amount of $117 million was recorded as a regulatory deferral for the first nine months of 2008, compared to $43 million in 2007.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first nine months of 2008, the volume of activity in this segment totaled $1,556 million, as against $1,455 million in 2007. This high volume is due to continued work on several major generation and transmission projects, including the Eastmain-1-A/Sarcelle/Rupert hydroelectric development and the 1,250-MW interconnection with Ontario.

Investment	As at September 30, 2008, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $2,563 million, compared to $2,474 million in 2007. As anticipated, a large portion of this amount was devoted to the capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert hydroelectric development.

Hydro-Québec TransÉnergie continued investing in its transmission system to bring new generating facilities onto the grid. It also pursued construction of the new interconnection with Ontario and carried on work to ensure long-term operability

Third Quarter 2008 – page 3

of all its facilities. Hydro-Québec Distribution kept up investments to meet growth in demand, improve service quality and implement the Energy Efficiency Plan.

Financing	In the third quarter of 2008, the reopening of the bond offering launched in October 2006 and maturing in February 2045 raised $513 million, bringing the total amount borrowed for the first three quarters to $2 billion. These financings were completed on the Canadian market at an average rate of 4.91%.

The proceeds from our borrowings are used to refinance debt maturing this year and to finance part of the capital program.

/s/ Michael L. Turcotte	/s/ Thierry Vandal

Michael L. Turcotte	Thierry Vandal
Chairman of the Board of Directors	President and Chief Executive Officer

November 14, 2008

Third Quarter 2008 – page 4

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars

(unaudited)

		Three months ended September 30		Nine months ended September 30

	Notes	2008	2007	2008	2007

Revenue		2,814	2,554	9,545	9,114

Expenditure

Operations		601	597	1,844	1,819
Electricity and fuel purchases		364	441	1,030	1,200
Depreciation and amortization	4	525	472	1,677	1,431
Taxes		239	200	767	596
Regulatory deferrals		-	(15)	(117)	(43)

		1,729	1,695	5,201	5,003

Operating income		1,085	859	4,344	4,111

Financial expenses	5	598	642	1,808	1,849

Income from continuing operations		487	217	2,536	2,262

Income from discontinued operations	6	4	-	126	21

Net income		491	217	2,662	2,283

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS In millions of Canadian dollars (unaudited)
		Three months ended September 30		Nine months ended September 30

		2008	2007	2008	2007

Balance at beginning of period		17,727	16,838	15,556	14,772

Net income		491	217	2,662	2,283

Balance at end of period		18,218	17,055	18,218	17,055

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2008 – page 5

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars

(unaudited)

	Notes	As at September 30, 2008	As at December 31, 2007

ASSETS

Current assets

Cash and cash equivalents		1,556	54
Short-term investments		1,177	3,073
Accounts receivable		1,691	1,737
Derivative instruments		1,100	992
Materials, fuel and supplies	2	305	360

		5,829	6,216

Property, plant and equipment	2	54,201	53,287
Investments		171	228
Derivative instruments		889	1,998
Intangible assets		863	909
Regulatory assets	3	1,096	1,057
Other assets		1,274	1,157

		64,323	64,852

LIABILITIES

Current liabilities

Borrowings		274	73
Accounts payable and accrued liabilities		1,598	1,877
Dividends payable		-	2,095
Accrued interest		510	890
Regulatory liabilities	3	30	97
Current portion of long-term debt		418	1,087
Derivative instruments		7	369

		2,837	6,488

Long-term debt		34,482	33,161
Derivative instruments		1,857	2,835
Asset retirement obligations	7	296	464
Regulatory liabilities	3	-	8
Other long-term liabilities		755	718
Perpetual debt		307	286

		40,534	43,960

EQUITY

Share capital		4,374	4,374

Retained earnings		18,218	15,556
Accumulated other comprehensive income	9	1,197	962

		19,415	16,518

		23,789	20,892

		64,323	64,852

Commitments and contingencies	12

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc FCA	/s/ Michael L. Turcotte
Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

Third Quarter 2008 – page 6

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars

(unaudited)

		Three months ended September 30		Nine months ended September 30

	Notes	2008	2007	2008	2007

Operating activities
Net income		491	217	2,662	2,283
Income from discontinued operations	6	(4)	-	(126)	(21)

Income from continuing operations		487	217	2,536	2,262
Adjustments
Depreciation and amortization	4	525	472	1,677	1,431
Amortization of debt premiums, discounts and issue expenses	5	26	19	90	80
Exchange gain		(76)	(45)	(172)	(133)
Difference between contributions paid and pension cost		(32)	74	(116)	221
Regulatory deferrals		-	(15)	(117)	(43)
Other		1	57	114	129
Change in non-cash working capital items	10	17	239	(669)	(469)

		948	1,018	3,343	3,478
Investing activities
Property, plant and equipment and intangible assets		(952)	(953)	(2,443)	(2,396)
Investments		-	6	62	30
Disposal of investments, net of divested cash and cash equivalents	6	5	-	153	51
Costs related to Energy Efficiency Plan		(46)	(26)	(120)	(78)
Net (acquisition) disposal of short-term investments		(414)	(1,121)	1,925	1,929
Other		-	(1)	(2)	(4)

		(1,407)	(2,095)	(425)	(468)
Financing activities
Issuance of long-term debt		510	494	2,027	1,016
Repayment of long-term debt at maturity and sinking fund redemption		(1,055)	(15)	(2,247)	(985)
Inflows resulting from credit risk management		495	300	720	769
Outflows resulting from credit risk management		(25)	(390)	(25)	(1,110)
Net change in short-term borrowings		189	-	202	40
Dividends paid		-	-	(2,095)	(2,342)
Other		(2)	-	(2)	(1)

		112	389	(1,420)	(2,613)
Change in foreign exchange on cash and cash equivalents		7	(12)	5	(13)

Cash flows from continuing operations		(340)	(700)	1,503	384

Cash flows from discontinued operations	6	-	-	(1)	1

Net change in cash and cash equivalents		(340)	(700)	1,502	385

Cash and cash equivalents at beginning of period		1,896	1,142	54	57

Cash and cash equivalents at end of period		1,556	442	1,556	442

Supplementary cash flow information	10

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2008 – page 7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars

(unaudited)

		Three months ended September 30		Nine months ended September 30

	Note	2008	2007	2008	2007

Net income		491	217	2,662	2,283

Other comprehensive income	9
Change in deferred gains on items designated as cash flow hedges		856	278	329	528
Reclassification to operations of deferred gains on items designated as cash flow hedges		(23)	(42)	(97)	(118)

		833	236	232	410

Other		-	-	3	5

Comprehensive income		1,324	453	2,897	2,698

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2008 – page 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the three- and nine-month periods ended September 30, 2008 and 2007

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1 - Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and liabilities, which the Corporation considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2007.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec’s Annual Report 2007, except as regards the changes in accounting policies described in Note 2.

Certain figures from the corresponding period of the previous year have been reclassified in order to conform to the presentation adopted in the current year.

The Corporation’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2 - Changes in Accounting Policies

Recent changes

2008

Financial instruments

On January 1, 2008, Hydro-Québec adopted two new disclosure and presentation standards of the Canadian Institute of Chartered Accountants (CICA) Handbook: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, which superseded Section 3861, “Financial Instruments – Disclosure and Presentation”. These new standards modify disclosure requirements regarding the nature and extent of risks arising from financial instruments as well as how Hydro-Québec manages these risks. The presentation rules have been carried forward unchanged. The adoption of these new standards has had no impact on the recognition or measurement of financial instruments. The required information is provided in Note 8, Financial Instruments.

Capital disclosures

On January 1, 2008, Hydro-Québec adopted the recommendations of CICA Handbook Section 1535, “Capital Disclosures”, requiring disclosure of how capital is managed by Management. The adoption of these recommendations has had no impact on the consolidated financial statements.

Inventories

On January 1, 2008, Hydro-Québec adopted the recommendations of CICA Handbook Section 3031, “Inventories”, which establishes standards for the measurement of inventories, including determination of their cost. The adoption of these recommendations has not affected net income but has made it necessary to reclassify $68 million to the balance sheet as Property, plant and equipment.

Third Quarter 2008 – page 9

Note 2 - Changes in Accounting Policies

Future changes

Goodwill and intangible assets

In 2008, the CICA issued Section 3064 of the CICA Handbook, “Goodwill and Intangible Assets”, which superseded Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. It will apply to Hydro-Québec’s interim and annual financial statements for periods beginning on or after January 1, 2009. Hydro-Québec is now evaluating the impact of this new standard on the consolidated financial statements.

Regulated activities

On January 1, 2009, the temporary exemption provided for in CICA Handbook Section 1100, “Generally Accepted Accounting Principles”, which allows the recognition and measurement of regulatory assets and liabilities, will be withdrawn. In addition, Section 3465, “Income Taxes”, has been amended to require the recognition of future tax assets and liabilities. Hydro-Québec is now evaluating the impact of these new standards on the consolidated financial statements.

Note 3 - Regulatory

TRANSMISSION

In decision D-2008-027 of February 29, 2008, the Régie set the Corporation’s power transmission rates effective January 1, 2008. The new rates take into account a 7.84% return on the rate base, assuming a capital structure with 30% equity. The impact of this decision is essentially an $11-million reduction in the annual cost of the native load transmission service, in addition to a one-time $41-million reduction in 2008 resulting from the amortization of the variance account for revenue from point-to-point transmission services. Both items have been integrated into the Corporation's electricity rates applicable since April 1, 2008.

DISTRIBUTION

In decision D-2008-033 of March 12, 2008, the Régie granted an across-the-board increase of 2.9% in the Corporation’s electricity rates, effective April 1, 2008. This increase takes into account a 7.81% return on the rate base in 2008, assuming a capital structure with 35% equity.

In decision D-2006-34, the Régie approved a smoothing mechanism for weather conditions. On June 30, 2008, a variance of $129 million between actual transmission and distribution revenue and the projections established on the basis of weather normals for purposes of rate applications was recognized as a regulatory asset in a separate smoothing account for weather conditions. This recognition follows the inclusion by the Distributor, in its 2009-2010 rate application, of a mechanism for amortizing this asset over a five-year period.

In decision D-2007-134 of December 2007, the Régie approved an agreement whereby energy deliveries provided for in a power purchase contract with an independent power producer will be suspended for 2008. In decision D-2008-114 of September 10, 2008, the Régie authorized the renewal of the agreement until the end of 2009. On September 30, 2008, a $65-million commitment was recorded on the balance sheet without affecting operations.

Third Quarter 2008 – page 10

Note 4 - Depreciation and Amortization

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007
Property, plant and equipment [a]	423	446	1,369	1,352
Intangible assets	31	27	90	80
Regulatory assets and liabilities	68	(3)	207	(11)
Deferred charges	3	1	11	8
Write-off of projects	-	1	-	2

	525	472	1,677	1,431

a) Revision of the useful life of property, plant and equipment resulted in a decrease of $46 million in the depreciation and amortization expense for the nine months ended September 30, 2008.

Note 5 - Financial Expenses

	Three months ended September 30		Nine months ended September 30

	2008	2007	2008	2007
Interest
Interest on debt securities	631	664	1,863	1,892
Amortization of debt premiums, discounts and issue expenses	26	19	90	80

	657	683	1,953	1,972

Net exchange (gain) loss	(6)	6	16	11

Loan guarantee fees paid to the shareholder	41	43	125	127

	35	49	141	138

Less
Capitalized financial expenses	77	72	224	201
Net investment income	17	18	62	60

	94	90	286	261

	598	642	1,808	1,849

Third Quarter 2008 – page 11

Note 6 - Discontinued Operations

In the first quarter of 2008, Hydro-Québec recognized a gain of $117 million, net of $25 million in related income taxes, for the price adjustment provided for in the contract for the sale of its interest in HQI Transelec Chile S.A. (Transelec). This adjustment was made following the ministerial order issued on January 15, 2008, establishing the value of the regulated trunk transmission asset base of Transelec.

In the second quarter of 2008, an additional gain of $4 million, net of $1 million in related income taxes, was added to the above- mentioned price adjustment, for a section of the transmission system that had been excluded from the amount recognized in the first quarter of 2008. The agreement establishing the additional adjustment was dependent on a condition met on April 29, 2008.

In the third quarter of 2008, the retrospective effect of this revised valuation on Transelec's revenue for the period from March 13, 2004, to June 30, 2006, resulted in an additional $4-million adjustment of the selling price, net of $1 million in related income taxes.

On February 28, 2007, Hydro-Québec concluded the sale of its interest in HQI Australia Pty Ltd (DirectLink), through its wholly owned subsidiary HQI, for a cash consideration of $52 million, giving rise to a gain of $18 million.

Note 7 - Asset Retirement Obligations

The Board of Directors has approved the project to refurbish Gentilly-2 nuclear generating station, which will allow its useful life to be extended by 28 years. The main assumptions for estimating and calculating the obligation related to the dismantling of Gentilly-2 generating station at the end of its useful life therefore had to be revised, resulting primarily in the deferral of the expected timing by 28 years.

The aggregate carrying amount of the asset retirement obligations is as follows:

					As at September 30, 2008	As at December 31, 2007
	Dismantling of nuclear generating station		Removal of spent nuclear fuel	Dismantling of other assets	Total	Total
Balance at beginning	306		141	17	464	431
Liabilities incurred	-		2	-	2	3
Accretion expense	12		10	1	23	31
Liabilities settled	-		(1)	-	(1)	(3)
Revision of estimated cash flows and expected timing of payments	(192	) [a,b]	-	-	(192)	2

Balance at end	126		152	18	296	464

a)	The discount and inflation rates used to revise the obligation related to the dismantling of Gentilly-2 generating station are 5.2% and 2.0%, respectively.
b)	The decrease in the obligation is mainly due to the deferral of the dismantling of Gentilly-2 generating station, since the Corporation now has an additional 28 years to provide for its obligation.

The estimated undiscounted cash flows required to settle the obligations are as follows:

	Dismantling of nuclear generating station	Removal of spent nuclear fuel	Dismantling of other assets
As at September 30, 2008	761	598	18
As at December 31, 2007	795	598	18

Third Quarter 2008 – page 12

Note 8 - Financial Instruments

Risk management

As part of its operations, Hydro-Québec carries out transactions that expose it to financial risks such as credit, liquidity and market risks. Hydro-Québec engages in borrowing to meet financing needs that exceed cash from operations. Exposure to such risks is significantly reduced through close monitoring and strategies that include the use of derivative instruments.

Credit risk

Credit risk is the risk that one party to a financial instrument might not meet its obligations under the terms of the financial instrument.

Hydro-Québec is exposed to credit risk related to cash equivalents, short-term investments and derivative instruments traded with financial institutions. It is also exposed to credit risk related to accounts receivable arising from its day-to-day electricity sales in and outside Québec. It should be noted that sales in Québec are billed at rates that allow for recovery of costs based on the conditions approved by the Régie. Credit risk is limited to the carrying amount presented under assets on the balance sheet.

Cash equivalents, short-term investments and derivative instruments

Hydro-Québec's exposure is reduced by:

•	applying a credit policy restricting the concentration of risk
•	assessing and monitoring counterparty credit risk
•	setting credit limits, as needed
•	maintaining a list of authorized counterparties consisting of Canadian and international financial institutions with a high credit rating

As at September 30, 2008, all counterparties had a credit rating higher than A-.

Accounts receivable (customers - electricity sales)

Exposure to credit risk from accounts receivable is limited due to Hydro-Québec's large and diverse customer base. Moreover, Hydro-Québec holds as collateral customer deposits of $61 million, which are recognized under Accounts payable and accrued liabilities.

The value of accounts receivable, by age, and the related bad debt provision are presented in the following table.

As at September 30, 2008
Under 30 days [a]	1,131
30 to 60 days	33
61 to 90 days	33
Over 90 days	330

1,527
Provision at end of period	160

Total accounts receivable (customers - electricity sales)	1,367

a)	Including unbilled electricity deliveries.

For the nine months ended September 30, 2008, the bad debt provision increased by $28 million to $160 million as at September 30, 2008 (December 31, 2007: $132 million). The provision is based on account age and customer standing.

Third Quarter 2008 – page 13

Note 8 - Financial Instruments

Liquidity risk

Liquidity risk is the risk that Hydro-Québec will encounter difficulty in meeting obligations associated with financial liabilities.

Hydro-Québec's exposure is reduced by:

•	a large volume of cash from operations
•	a diversified portfolio of highly liquid instruments or instruments readily convertible into liquidity with high-quality counterparties
•	preauthorized financing sources
•	the reputation of Hydro-Québec's signature on capital markets
•	diversification of financing sources
•	managing the proportions of variable-rate debt and debt repayable in foreign currency

Maturities of financial liabilities are presented in the table below. The amounts indicated are contractual undiscounted cash flows, representing payments of principal and interest for financial liabilities as at September 30, 2008.

Maturity	Borrowings	Long-term debt	Derivative instruments
2008 (3 months)	235	236	81
2009	42	3,481	126
2010	-	3,032	135
2011	-	4,666	220
2012	-	3,377	113

1 to 5 years	277	14,792	675
6 to 10 years	-	11,670	749
11 to 15 years	-	17,175	769
16 to 20 years	-	7,870	526
21 to 25 years	-	8,157	539
26 to 30 years	-	8,724	75
31 to 35 years	-	6,747	-
36 to 40 years	-	7,140	-
41 to 45 years	-	1,631	-
46 to 50 years	-	1,517	-
51 to 55 years	-	1,086	-
56 years and over	-	1,448	-

Total	277	87,957	3,333

Contractual maturities of perpetual debt result in biennial interest flows. Perpetual debt, which totals $307 million (US$289 million), bears interest at LIBOR plus 0.0625%, calculated semi-annually. As at September 30, 2008, the applicable rate was 3.6%.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Hydro-Québec is exposed to three types of market risk: currency risk, interest rate risk and risk associated with the price of aluminum. Active integrated management of these three factors aims to limit their short-term impact on operations so that mitigated risk is at an acceptable level.

Third Quarter 2008 – page 14

Note 8 - Financial Instruments

Currency risk

Hydro-Québec conducts sales in U.S. dollars, and a portion of its long-term debt is denominated in various currencies.

Hydro-Québec's exposure to currency risk is reduced by:

•	the counterbalancing effects of U.S.-dollar denominated debts (cash outflows), in relation to revenue from sales in the same currency (cash inflows)
•	use of derivative instruments such as currency swaps, forward contracts and options

As at September 30, 2008, had the exchange rate (CAN$/US$) been 5% higher or lower, net income for the nine-month period would have been $5 million higher or lower, respectively, taking into account the impact of hedged sales, while other comprehensive income would have been $1 million higher or lower, respectively.

Interest rate risk

Hydro-Québec is exposed to interest rate risk associated with cash equivalents, temporary investments, short-term borrowings, long-term debt and perpetual debt. As at September 30, 2008, the variable-rate portion of debt was 6%.

Hydro-Québec's exposure to interest rate risk is limited by:

•	the counterbalancing effect of an increase in rates on the debt by a decrease in pension cost
•	the counterbalancing effect between variable-rate assets and liabilities
•	cash from operations making it possible to maintain a high interest coverage ratio
•	use of derivative instruments such as forward contracts, options and swaps to manage the fixed and variable portions of the long-term debt

For the nine months ended September 30, 2008, had interest rates been 50 basis points higher or lower, net income would have been $4 million lower or $5 million higher, while other comprehensive income would have been $59 million higher or $63 million lower.

Risk associated with the price of aluminum

Hydro-Québec conducts sales whose price varies according to the price of aluminum. The management strategies adopted allow hedging of the market risk associated with these sales through the use of derivative instruments such as forward contracts, options and swaps.

For the nine months ended September 30, 2008, had the price of aluminum been 5% higher or lower, net income would have been $1 million higher or lower, respectively, taking into account the impact of hedged sales, and other comprehensive income would have been $25 million lower or higher, respectively.

Third Quarter 2008 – page 15

Note 8 - Financial Instruments

Effect on operations

Effect of cash flow hedges on operations

A net gain of $21 million relating to the ineffectiveness of cash flow hedges was recognized in operations for the third quarter of 2008. A net gain of $2 million was recognized for these transactions for the first nine months of 2008.

Effect of fair value hedges on operations

A net gain of $9 million relating to the ineffectiveness of fair value hedges was recognized in operations for the third quarter of 2008. A net gain of $9 million was recognized for these transactions for the first nine months of 2008.

Effect of revaluation of instruments not designated as hedges on operations

A net gain of $114 million was recognized in operations for the third quarter of 2008, following the revaluation at fair value of derivative instruments that are not accounted for using hedge accounting but are primarily related to risk management transactions. A net gain of $107 million relating to these transactions was recognized for the first nine months of 2008.

Third Quarter 2008 – page 16

Note 9 - Accumulated Other Comprehensive Income

			As at September 30, 2008
	Cash flow hedges	Other	Total
Balance at beginning of period	965	(3)	962
Changes during the period	232	3	235

Balance at end of period	1,197	-	1,197

			As at September 30, 2007
	Cash flow hedges	Other	Total
Balance at beginning of period	479	(8)	471
Changes during the period	410	5	415

Balance at end of period	889	(3)	886

Note 10 - Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Change in non-cash working capital items

Accounts receivable	395	447	89	197
Materials, fuel and supplies	9	6	(13)	(12)
Accounts payable and accrued liabilities	(52)	95	(367)	(245)
Accrued interest	(335)	(309)	(378)	(409)

	17	239	(669)	(469)

Investing activities not affecting cash

(Decrease) increase in property, plant and equipment and intangible assets	(110)	9	(90)	37

Interest paid	719	847	1,725	1,969

Third Quarter 2008 – page 17

Note 11 - Employee Future Benefits

	Three months ended September 30

	Pension Plan		Other plans
	2008	2007	2008	2007

Accrued benefit cost	39	74	34	24

	Nine months ended September 30

	Pension Plan		Other plans
	2008	2007	2008	2007

Accrued benefit cost	119	227	86	72

Note 12 - Commitments and Contingencies

Guarantees

As at September 30, 2008, the potential maximum amount that Hydro-Québec could have had to pay under letters of credit or guarantees totaled $393 million. Of this amount, $313 million related to the purchase of energy. Some guarantees expire between 2008 and 2019, while others do not have maturity dates.

Hydro-Québec provided guarantees to the purchasers of its interests with respect to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire.

Third Quarter 2008 – page 18

Note 13 - Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended September 30, 2008

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue

External customers	618	14	2,163	-	4	15	[a]	2,814
Intersegment	1,010	685	15	640	277	(2,627)		-

Income (loss) from continuing operations	492	133	(136)	-	(4)	2		487

Net income (loss)	492	133	(136)	-	-	2		491

Total assets as at September 30, 2008	30,272	16,910	11,775	376	5,403	(413)		64,323

	Three months ended September 30, 2007

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue

External customers	319	8	2,153	-	23	51	[a]	2,554
Intersegment	1,073	688	12	632	285	(2,690)		-

Income (loss) from continuing operations	169	104	(85)	-	27	2		217

Net income (loss)	169	104	(85)	-	27	2		217

Total assets as at September 30, 2007	29,195	16,616	11,275	335	5,509	(339)		62,591

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Third Quarter 2008 – page 19

Note 13 - Segmented Information (continued)

Nine months ended September 30, 2008

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue

External customers	1,746	38	7,721	-	17	23 [a]	9,545
Intersegment	3,609	2,067	45	1,556	845	(8,122)	-

Income (loss) from continuing operations	1,792	408	333	1	(6)	8	2,536

Net income	1,792	408	333	1	120	8	2,662

Total assets as at September 30, 2008	30,272	16,910	11,775	376	5,403	(413)	64,323

Nine months ended September 30, 2007

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue

External customers	1,301	28	7,607	-	41	137 [a]	9,114
Intersegment	3,696	2,095	41	1,455	855	(8,142)	-

Income from continuing operations	1,579	381	287	-	7	8	2,262

Net income	1,579	381	287	-	28	8	2,283

Total assets as at September 30, 2007	29,195	16,616	11,275	335	5,509	(339)	62,591

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Third Quarter 2008 – page 20

CONSOLIDATED FINANCIAL HIGHLIGHTS

In millions of Canadian dollars

(unaudited)

Summary of Operations	Three months ended September 30				Nine months ended September 30
	2008	2007	Change (%)		2008	2007	Change (%)
Revenue	2,814	2,554	10.2	é	9,545	9,114	4.7	é
Expenditure	1,729	1,695	2.0	é	5,201	5,003	4.0	é
Financial expenses	598	642	6.9	ê	1,808	1,849	2.2	ê
Discontinued operations	4	-	-	é	126	21	-	é
Net income	491	217	126.3	é	2,662	2,283	16.6	é

Third Quarter 2008 – page 21

Quarter Highlights

Generation	Gentilly-2 generating station

In August, Hydro-Québec announced that it would invest $1.9 billion to refurbish Gentilly-2 nuclear generating station in Bécancour. Refurbishing this 675-MW plant will extend its useful life until 2040. In this way, the company will have access to a reliable generating facility that contributes significantly to the stability of the grid. Work will begin in 2011 and recommissioning is scheduled for the end of 2012. The project will have spinoffs of about $600 million throughout Québec, about a third of which will be generated in the Mauricie and Centre-du-Québec regions.

Romaine complex: Agreements with the RCM of Minganie and Innu communities

In July 2008, five months after signing an agreement with the RCM of Minganie, Hydro-Québec entered into a partnering agreement with the First Nation of Nutashkuan as part of the project to build the Romaine hydroelectric complex in the Côte-Nord region. The agreement has a discounted value of $43 million and covers the period from 2008 to 2070.

In October 2008, Hydro Québec announced that it had entered into an agreement with a discounted value of $14.5 million, in effect from 2008 to 2070, with the communities of Pakua Shipi and Unamen Shipu. In addition, the company signed an agreement in principle with the community of Ekuanitshit regarding the project.

Transmission	Connection of Eastmain-1-A and Sarcelle generating stations

In August, Hydro-Québec TransÉnergie asked the Régie de l’énergie to authorize construction of the facilities needed to bring Eastmain-1-A and Sarcelle generating stations onto the grid. The work will cost $191 million. The first generating unit of each plant is scheduled for commissioning in summer and fall 2011, respectively.

Distribution	Rate adjustment

In August, Hydro-Québec Distribution filed its 2009–2010 rate application with the Régie de l'énergie, proposing a 2.2% adjustment applicable April 1, 2009. The application will be the subject of public hearings before the Régie this fall.

Hydro-Québec, 75, boul.René-Lévesque Ouest, Montréal (Québec) H2Z 1A4

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ISSN 0848-5836

2008G001-3A